UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 8, 2020

Live Oak Acquisition Corp.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-39280 (Commission File Number)	82-1924518 (I.R.S. Employer Identification Number)

774A Walker Rd Great Falls, Virginia (Address of principal executive offices)	10543 (Zip code)

(901) 685-2865
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	LOAK.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	LOAK	The New York Stock Exchange
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	LOAK WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On October 8, 2020, Live Oak Acquisition Corp., a Delaware corporation (“Live Oak”), Green Merger Corp., a Georgia corporation (“Merger Sub”), Meredian Holdings Group, Inc., a Georgia corporation d/b/a Danimer Scientific (the “Company”), Live Oak Sponsor Partners, LLC, as representative for Live Oak, for certain purposes described in the Merger Agreement (the “Live Oak Representative”) and John A. Dowdy, Jr., as representative of the shareholders of the Company for certain purposes described in the Merger Agreement (the “Shareholder Representative”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger, dated as of October 3, 2020, by and among Live Oak, Merger Sub, the Company, the Live Oak Representative and the Shareholder Representative (the “Merger Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Amendment (1)(x) eliminates the definition of “Cash Free Exercise Option and Warrant Shares” and (y) provides for revised definitions of “Closing Payment” and “Closing Per Share Merger Consideration,” in each case, to adjust, for purposes of calculating the Closing Per Share Merger Consideration: (i) the assumed value of the Company by adding the total amount of cash proceeds that would be received by the Company if all outstanding Company Options and Company Warrants were exercised in connection with the Closing and (ii) the assumed total number of Company Shares outstanding at the Closing to include Shares issuable under all Company Options and Company Warrants, (2) revises the definition of “Net Debt” to deduct amounts relating to issuances of Shares completed to fund capital expenditures in connection with the Company’s “Phase 2” expansion of the Winchester Kentucky facility through the Closing Date and (3) clarifies the calculation of the Award Exchange Ratio.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Important Information and Where to Find It

In connection with the Proposed Transactions, Live Oak intends to file a registration statement on Form S-4, including a proxy statement/prospectus/information statement (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Live Oak’s Common Stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s Shareholders in connection with the Proposed Transactions, and an information statement to Company’s Shareholders regarding the Proposed Transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, the Company and the Proposed Transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd, Great Falls, VA 22066 or (901) 985-2865.

Participants in the Solicitation

Live Oak and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in Current Report on Form 8-K, regarding Live Oak’s proposed business combination with the Company, Live Oak’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management of Live Oak and the Company and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Live Oak the Company. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Live Oak or the Company is not obtained; failure to realize the anticipated benefits of Proposed Transactions; risk relating to the uncertainty of the projected financial information with respect to the Company; the amount of redemption requests made by Live Oak’s stockholders the overall level of consumer demand for the Company’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of the Company’s customers; the Company’s ability to implement its business strategy; changes in governmental regulation, the Company’s exposure to intellectual property, product liability or product warranty claims and other loss contingencies; disruptions and other impacts to the Company’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of the Company’s manufacturing facilities and suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on the Company and its suppliers and customers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, the Company’s information systems; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; the Company’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect our financial results is included from time to time in Live Oak’s public reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. If any of these risks materialize or Live Oak’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Live Oak nor the Company presently know, or that Live Oak and the Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Live Oak and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Live Oak and the Company may elect to update these forward-looking statements at some point in the future, Live Oak and the Company specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Live Oak’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of October 3, 2020, by and among Live Oak, Merger Sub, the Company, Live Oak Sponsor Partners, LLC, as representative for Live Oak, for certain purposes described in the Merger Agreement and John A. Dowdy, Jr., as representative of the shareholders of the Company for certain purposes described in the Merger Agreement (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K (Commission File No. 001-39280) filed on October 5, 2020).

2.2*	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 8, 2020, by and among Live Oak, Merger Sub, the Company, Live Oak Sponsor Partners, LLC and John A. Dowdy, Jr.

* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 8, 2020

LIVE OAK ACQUISITION CORP.

By:	/s/ Andrea K. Tarbox
	Name:	Andrea K. Tarbox
	Title:	Chief Financial Officer